Chicago Board of Trade

Chicago Board of Trade

日経平均
10441.

CBOT/CME:
A Combination to Compete Successfully in the Global Marketplace
June 2007
Presentation to Members
Filed by CBOT Holdings, Inc. Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company
CBOT Holdings, Inc.
(Commission File No. 001-32650)

JUNE 2007
Certain statements in this presentation may contain forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,”
“believes,” “estimates,” “predicts,” “potential” or “continue”.  These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements.  Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation.  The factors that may affect our performance may be found in the joint proxy statement/prospectus described below and the Annual
Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange
Commission (“SEC”). These filings can be obtained at the SEC’s website at
www.sec.gov.
We undertake no obligation to
publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Important Merger Information
In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings
Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.  INVESTORS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT
INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.
CBOT and its respective directors and executive officers and other members of management and employees and other
CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction.  Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007.  Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the
SEC.  This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward Looking Statements

Discussion Overview Transaction Summary CME/CBOT Strategic Fit Exercise Rights and Member Rights Break Up Fee Stock Valuation Risks Associated with ICE Proposal Summary

Mid-2007 (subject to regulatory, shareholder and CBOT member approvals)
Anticipated Closing:
Accretive to earnings of the combined company on a cash basis within 12 months and on a GAAP basis within 12-18 months after the closing
Expected Accretion:
Terrence A. Duffy, Chairman; Charles P. Carey, Vice-Chairman; Craig S.
Donohue, CEO
Management:
For each CBOT share, shareholders will receive 0.3500 CME shares
All stock transaction; cash election eliminated
Consideration:
CBOT can pay quarterly dividend of $0.29 per share if transaction has not closed prior to end of the third quarter
Dividend:
30 Directors to include 20 Directors from CME and 10 Directors from
CBOT
Board of Directors:
CME Shareholders: 65.4%
CBOT Shareholders: 34.6%
Pro Forma Ownership:
Transaction Summary

Chicago Board of Trade

cme

Chicago Mercantile Exchange

Chicago Board of Trade

CME/CBOT: A Strategic Fit
Creates world’s largest futures exchange
Clearly aligned with CBOT’s strategic vision
Better positioned to pursue immediate and long term
growth opportunities
Entails low integration and execution risk
Better able to compete and win in changing global
marketplace

Clearly Aligned with CBOT Strategic Vision
Expands access to global markets
Offers innovative new trading opportunities
Enhances depth and breadth of liquidity that we provide
the market place
Provides long term value to stockholders and members

Can immediately pursue OTC growth opportunities
Greater diversity of revenues
Complementary products create opportunities for
significant revenue/growth synergies
Financials, equities and agricultural products
Both organizations have proven track record of long-term
growth
Better Positioned for Immediate and Long-Term
Growth Opportunities

Entails Low Integration and Execution Risk
Builds on strong productive relationship between CME
and CBOT over many years
CME and CBOT have proven track record in integration
Successful integration of CCL in 9 months
CME integration of NYMEX in 2 months
Speed to integration
Migration to Globex expected Q1 2008
Trading floor consolidation expected Q2 2008
Bringing together a larger pool of liquidity providers
Leveraging CBOT investments in floor technologies
Have completed more than seven months of detailed
integration planning
Ready to go on Day One

Cost synergies of $150 million already identified
Includes technology, trading floor consolidation and administrative
Expected to be accretive to earnings on a cash basis within 12 months and on GAAP basis within 12-18 months
Share repurchase expected to provide additional earnings accretion
Opportunity for significant revenue synergies
Largest most scalable platforms
Strong product innovation: combining two strong R&D teams
Opportunities for cross-selling in multiple geographies are significant
Broadest global presence
Improved efficiencies for members and member firms
Single electronic platform and trading floor offers greater efficiencies
Substantial Synergy Potential: Realizable & Certain

Opportunities for Significant Revenue Synergies
Cross-Selling
• Product complementarities
significantly increase cross
selling opportunities
Product Innovation
• Yield curve products
• Spread products/functionalities
• Strong entry point for credit,
corporate bond and cash
treasury markets
Large
Scalable Platforms
• Trade matching
• Clearing processing
Broadest Global Presence
• Immediate customer base
growth in 80+ countries
• Immediate product/business
development opportunities

Improved Competitiveness in Global Marketplace
Combined organization will be better positioned to
compete globally
Environment is changing rapidly with increased consolidation and this combination allows us to succeed on global basis
Can pursue untapped global growth
Customers in more than 80 countries with seven European/Asian hubs
Well positioned to pursue full scope of OTC growth
opportunities
Largest global-exchange traded derivatives market
Largest global derivatives clearing house
Largest global exchange-traded derivatives customer base

Positioned for Global Growth
CBOT/CME customers in
more than 80 countries
7 European/Asian hubs
CBOT/CME will pursue
relatively untapped
global growth
strengthened by:
A broad product
offering that has wide
global appeal
Expansive distribution
with international
hubs and global
customers

Member Rights Better Protected Under CME Agreement
CBOT designates individuals to serve as CBOT directors
on combined company’s board
For two years after closing, rule changes that would impair
business opportunities of CBOT members would need approval by committee that includes majority of CBOT directors
Agreement with CME gives CBOT B-1 members right to
trade all
new products traded at either CBOT or CME
The right to trade new products under ICE proposal limited to new
U.S. grain, U.S. interest rate, and U.S. equity indices products
(and excluded Russell and NYSE products)
CME Has History of Protecting Core Rights and
Membership Rights
CME has a proven track record of continuing member
fee preferences and thereby enhancing value of CME B
membership (currently at all time high of $750,000)

Exercise Rights
Exercise right holders represented as a class by
separate counsel in Delaware litigation
Unclear what basis ICE, CBOE or even CBOT would
have to settle their claims
In Delaware litigation we are seeking equal treatment of
CBOT Eligible Full Members in CBOE’s demutualization
The CME agreement requires combined company to
pursue the CBOE litigation at least until it spends $15
million

Exercise Rights
Our position that the conditions of the 1992 Agreement
are satisfied in connection with the CME merger is well
founded
The surviving entity is an exchange (CBOT will continue to exist as an exchange after the merger)
CBOT full members will be granted membership in the surviving entity (holders of CBOT Series B-1 memberships immediately
prior to the merger will continue to hold those memberships after the merger)
That membership will entitle the holder to have full trading rights and privileges in all products then or thereafter traded on the survivor (holders of CBOT Series B-1 memberships will have the right to trade all new products first introduced on either exchange after the closing of the merger)

Break Up Fee
Break up fees are standard in large transactions
CBOT members and shareholders likely would ultimately
NOT pay break up fee
We would seek to have any alternative bidder pay break up fee
This is not a one-way street: if CME backs out of the
deal, CBOT would get break up fee
Break up fee does not operate to deter consideration of
potentially superior unsolicited proposals

Combination with ICE Presents Significant Risks
Risks related to integration and execution and, thus, to the long-term value of combined company
Functionality and scale of ICE’s clearing and electronic platform would need to be significantly increased to support CBOT
customers and trading volume
Migration of electronic trading and clearing to ICE’s platform would take considerable amount of time
Estimated that effort would take 24 months based on high-
level review
Expiration of existing service agreements for clearing and trading platform not aligned with each other or integration timeframe
Extension of service agreements could result in higher costs and diminished customer service
Uncertain whether extensions that would expire at same time
could be obtained

Combination with ICE Presents Significant Risks
Integration would be overseen and managed by a board
comprised of a majority of ICE directors and ICE
management
Product development may be adversely affected during
migration to ICE platform
Loss of critical personnel during migration creates
additional risk for business
Protracted integration process would put CBOT at
competitive disadvantage in a rapidly changing industry
New functionality would be adversely affected as efforts
would be focused on replicating existing functionality on
ICE’s platform

Agreement with CME Allows Us to Win Globally
The CME/CBOT merger creates the world’s largest
futures exchange and significant long-term value for
CBOT Holdings’ stockholders, members and customers
A merged CME/CBOT will be better able to compete
globally in a rapidly changing industry
Working together and building on shared history as
member-owned exchanges, we will be uniquely
positioned to grow and succeed in the global
marketplace

Exchange ADV
Average Daily Volume by Exchange (in thousands)
1,398 3,163
3,269
3,866
3,574
169 161
207 214
5,367
5,313
6,454
5,512
1,324
1,200
1,512
448
426
548
506
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
3Q06 4Q06 1Q07 2Q07*
CME NYMEX CBOT ICE Futures NYBOT
Note: ADV and Volume information from company websites
* 2Q07 includes April and May information, except for Nymex which includes April only